UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019.

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

Delta Technology Holdings Limited, a British Virgin Islands company (the “Company”) held its annual meeting of shareholders for its fiscal year ending June 30, 2019 at 9:00 p.m., January 21, 2019, E.T. (10:00 a.m., January 22, 2019, local time) at its principal executive offices in Jiangsu China. Holders of 8,081,217 shares of the Company's ordinary shares were present in person or by proxy at the annual meeting, representing approximately 52.78% of the total 15,310,314 outstanding ordinary shares and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual meeting as of the record date of December 26, 2018. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended June 30, 2020 or until his successor is duly elected and qualified. No broker non-votes are counted.

Director’s Name	For	Against	Abstain
Long Yi	8,062,097	0	19,120

Jiehui Fan	8,061,097	0	20,120

Linchai Zhang	8,061,097	0	20,120

Changguang Wu	8,062,097	0	19,120

Anatoly Danilitsky	8,061,087	0	20,130

Lizhong Zhang	8,062,097	0	19,120

Yeyun Tan	8,062,097	0	19,120

2.	Ratification of Centurion ZD CPA & Co. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2019

The shareholders ratified the appointment of Centurion ZD CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2019. No broker non-votes are counted.

For	Against	Abstain
8,070,701	10,386	130

3.	Approval of the issuance of 7,500,000 ordinary shares, par value $0.0001 per share, for purposes of complying with applicable NASDAQ Listing Rules, pursuant to certain Securities Purchase Agreement dated December 31, 2018 in a private placement to certain “non-U.S. Persons” as defined in Regulation S (the “Private Placement”).

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
8,002,444	76,443	2,330

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2019

DELTA TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Long Yi
Name:	Long Yi
Title:	Chief Executive Officer and Director

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